DATA443 RISK MITIGATION, INC.

4000 Sencar Way, Suite 420

Research Triangle, North Carolina 27709

September 17, 2025

VIA EDGAR

Marion Graham

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Data443 Risk Mitigation, Inc.
Offering Statement on Form 1-A
File No. 024-12649

Dear Ms. Graham:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Friday, September 19, 2025, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Jason Remillard
Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.